

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-3561**

October 18, 2010

John W. Chidsey
Chief Executive Officer
Burger King Holdings, Inc.
5505 Blue Lagoon Drive
Miami, Florida 33126

      **Re:    Burger King Holdings, Inc.**
             **Preliminary Schedule 14A Proxy Statement**
             **Filed September 24, 2010**
             **File No. 001-32875**

Dear Mr. Chidsey:

      We have completed our review of your filings and do not have any further comments at this time.

                            Sincerely,


                            John Dana Brown
                            Attorney-Advisor